SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of letter dated March 28, 2016 regarding proposal of the Board with respect to the allocation of results.

FOR IMMEDIATE RELEASE

FREE TRANSLATION

Buenos Aires, March 28th, 2016

Securities & Exchange Commission

Dear Sirs,

RE.: Ordinary and Extraordinary General Shareholders’ Meeting summoned for April 29, 2016. Proposal to the allocation of results.

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) in relation to the Proposal for the allocation of the Retained Earnings as of December 31, 2015 (The “Proposal”) made by the Board of Directors at its meeting held on February 26, 2016, which resolved:

1)	The allocation of the total amount of Retained Earnings as of December 31, 2015 (P$ 3,402,938,820.-), for the constitution of a ‘Reserve for Future Cash Dividends’; and

2)	The delegation of the powers to the Board of Directors to determine the allocation, according to the evolution of the business, in one or more times, of the amount of up to P$ 1,300,000,000.- of the ‘Reserve for Future Cash Dividends’ and its distribution to the shareholders as cash dividends.

In relation to item 2) of the Proposal, it is informed that at the meeting held today, during which an Ordinary and Extraordinary General Shareholders´ Meeting was summoned for April 29, 2016, the Board of Directors resolved to propose to the Shareholders´ Meeting the delegation of the powers to the Board to withdraw the ‘Reserve for Future Cash Dividends’ in an amount up to P$ 2,000,000,000 for its distribution to the shareholders as cash dividends.

Sincerely,

Telecom Argentina S.A.

/s/ Pedro G. Insussarry
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 28th, 2016	By:	/s/ Pedro G. Insussarry
		Name:	Pedro G. Insussarry
		Title:	Responsible for Market Relations